

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 21, 2008

VIA U.S. MAIL AND FAX (212) 846-1640

Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

   **Re: Viacom Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 28, 2008
     File No. 1-32686**

Dear Mr. Dooley:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Larry Spirgel
            Assistant Director

cc: Stephen Giove, Shearman & Sterling LLP